Brighthouse Life Insurance Company

11225 North Community House Road

Charlotte, NC 28277

January 29, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Brighthouse Life Insurance Company (RILA MVA)
File No. 333-290024
SEC Accession No. 0001193125-25-195405 (33 Act)
Request for Withdrawal of Registration Statement on Form N-4

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Brighthouse Life Insurance Company (the “Registrant”) hereby requests the withdrawal of the Registrant’s initial registration statement on Form N-4 for Unallocated Group Variable Annuity and Registered Fixed Account Option (the “Contracts”), File No. 333-290024, filed with the Securities and Exchange Commission on September 4, 2025 (the “Registration Statement”).

The Registration Statement was filed inadvertently. The Registrant confirms that the Registration Statement has not yet become effective and that no securities were sold in connection with the non-effective offering.

If you have any questions or comments regarding the Registration Statement, please call Dodie C. Kent at (212) 389-5080.

Sincerely,

Brighthouse Life Insurance Company

(Registrant)

By:	/s/ David A. Rosenbaum
David A. Rosenbaum
Vice President of Brighthouse Life Insurance Company

cc:	Michele H. Abate, Vice President and Associate General Counsel, Brighthouse Life Insurance Company
Alyson Saad, Managing Corporate Counsel, Brighthouse Life Insurance Company
Dodie C. Kent, Eversheds Sutherland (US) LLP